Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010	2009	2008
(000’s, except ratios)

Earnings:

Net Income, per Consolidated Statement of Earnings	$18,196	$16,439	$9,616	$10,049	$9,735

Federal and State Income Taxes included in Operations	10,976	10,025	4,464	5,220	4,450

Interest on Long-Term Debt	19,948	19,987	19,664	17,961	11,795

Amortization of Debt Discount Expense	324	340	307	233	151

Other Interest	2,003	1,760	2,015	2,474	1,156

Total	$51,447	$48,551	$36,066	$35,937	$27,287

Fixed Charges:

Interest of Long-Term Debt	$19,948	$19,987	$19,664	$17,961	$11,795

Amortization of Debt Discount Expense	324	340	307	233	151

Other Interest	2,003	1,760	2,015	2,474	1,156

Pre-tax Preferred Stock Dividend Requirements	165	211	194	208	199

Total	$22,440	$22,298	$22,180	$20,876	$13,301

Ratio of Earnings to Fixed Charges	2.29	2.18	1.63	1.72	2.05